Filed by: PDC Energy, Inc.

(Commission File No.: 001-37419)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SRC Energy Inc.

(Commission File No.: 001-35245)

Date: September 4, 2019

On September 4, 2019, PDC Energy, Inc. (“PDC”) presented at the Barclays CEO Energy-Power Conference. Set forth below is the transcript of the presentation.

Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC and SRC Energy Inc. (“SRC”). In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC will send the definitive joint proxy statement/prospectus, when available, to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on PDC’s or SRC’s management’s current beliefs and assumptions, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected, expressed or implied by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of PDC may not approve the Merger or the PDC Common Stock Issuance or that shareholders of SRC may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that the combined company may not operate as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at https://ir.srcenergy.com/investor-relations and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that PDC or SRC believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

This presentation contains certain non-GAAP financial measures. A reconciliation of each such measure to the most comparable GAAP measure is presented in the Appendix hereto. We use “adjusted cash flows from operations,” “adjusted net income (loss),” “adjusted EBITDA”, and “adjusted EBITDAX” and “PV-10,” non-GAAP financial measures, for internal reporting and providing guidance on future results. These measures are not measures of financial performance under GAAP. We strongly advise investors to review our financial statements and publicly filed reports in their entirety and not rely on any single financial measure. See the Appendix for a reconciliation of these measures to GAAP. Rate of return estimates do not reflect lease acquisition costs or corporate general and administrative expenses. Non-proved estimates of potentially recoverable hydrocarbons and EURs may not correspond to estimates of reserves as defined under SEC rules. Resource estimates and estimates of non-proved reserves include potentially recoverable quantities that are subject to substantially greater risk than proved reserves.

PDC Energy, Inc. Presentation Transcript

at

Barclays CEO Energy-Power Conference

September 4, 2019

Barton R. Brookman

PDC Energy, Inc. - CEO, President & Director

Exciting times at PDC, we’ve had a lot going on. I think everybody is aware that last week we announced a strategic combination and merger with SRC Energy. This slide is just an overview of the pro forma PDC Energy.

Let me start on the asset side.  Two premier assets, core positions, long term, large drilling inventories.  Focused really in two counties, one of those in Colorado, being the Wattenberg Field, 100%, very important, in Weld County, Colorado. And, then one county in West Texas, Delaware Basin, the acreage position is almost entirely in Reeves County.

We anticipate this merger, which should close somewhere around the 1st of December, will provide greatly improved, size, scale, financial strength and as shown on the left portions of the chart, pro forma market cap of over $3 billion, and an EV of more than $5 billion, and combined year end of 2018 proved reserves of approximately 850 MMBoe. And, as I’ll show in a moment, the company will be incredibly strong with tremendous free cash flow and a peer leading balance sheet.

A little more detail around the merger.  You can see form the map, almost a perfect fit when you look at operational synergies. Two premier Wattenberg operators and, as I’ve said, this creates a midcap operation company with size, scale, and financial strength to really position the company to return value to our shareholders.

Over the past few quarters, for those who follow the company, we have spent an incredible amount of time shifting our strategic priorities, our operating plan and the vision for PDC’s future. Adding SRC’s complementary, contiguous, high-quality assets in the Core Wattenberg is the natural next step in executing our strategy. This blended company will be positioned to deliver industry leading cost structure and incredibly strong free cash flow. We expect to generate $800 million of free cash flow from today to the end of 2021, and return approximately half of that to our shareholders through our upsized share repurchase plan. And we’ll do this all while we maintain an incredibly strong balance sheet.

Several callouts in the lower right from the slide, important, just operational data, 182,000 net acres in the Core Wattenberg field. That’ll be coupled with 36,000 net acres in the Delaware Basin, pro forma second quarter production of just under 200,000 barrel of oil equivalent per day and a trailing 12-month leverage ratio for the combined companies of 1.3x.

This next slide, let me just give a little more detail overview of the combination in the deal terms. We will acquire SRC in an all stock transaction valued at $1.7 billion, including the assumption of SRC’s net debt. SRC shareholders will receive a fixed exchange ratio of 0.158 PDC common shares for each share of SRC common stock they own. The combined company will remain headquartered in Denver and will be led by the current PDC management team, many of who are with me today. We are committed to being a multi-basin company, 2 premier areas in the Wattenberg and the Delaware with 2 core acreage positions. The company’s combined Board will consist of 9 Board members, 2 of those being from SRC. We expect the transaction to close in the fourth quarter of ‘19, subject to the customary closing conditions, regulatory approvals and approval by the SRC and PDC shareholders. Next, I’d like to give a little more detail how this fits directly into our long-term priorities. Again, we expect to generate significant free cash flow, $800 million free cash flow from the second half of ‘19 through 2021. The company’s financial and operational discipline will remain a key focus, combined G&A and LOE per Boe, again combined of under $5 in 2020. This transaction is accretive with several key financial metrics, including free cash flow margin, which we expect to be greater than 20% in 2020. Expect long-term pro forma production for the company, growth of 5% to 10% while we continue to focus on our first priority which is free cash flow generation. The transaction serves as a catalyst to accelerate many of our key strategic objectives, driving solid growth and positioning the company for long-term success.

As shown in the bar chart, PDC pro forma will be the second largest DJ Basin producer and a leader headquartered in Colorado focused on our social license to operate, so important in the state of Colorado today. As I noted, 182,000 net acres, 100% in Weld County, our consolidated footprint will enable efficient, clearly communicated, long-term planning with a focus on minimizing surface usage through execution of longer laterals.

This merger unites 2 companies that have long-standing, positive, regulatory and community relationships in Colorado. The combined company will continue to invest in our community focused programs while we actively engage with the local communities, the regulators, elected officials, and as we safely and responsibly develop our combined acreage positions.

Now let me give a little more detail around the strategic rationale and a little bit more detail into some of the numbers on the pro forma company.  I’ve covered a lot of these items already but let me just restate a few of the key focus takeaways from the next several slides.

PDC projects to generate extremely strong cash flow. It’ll have a top-tier balance sheet, industry-leading cash flow, free cash flow profile, a commitment to return significant value to our shareholders and an industry-leading cost structure. When we look at the financial strength of the company relative to our peers, illustrated in the upper slide, the economic benefits of the enhanced size and scale are very, very clear. The pro forma — I’m sorry, everybody, the pro forma company, as shown in the graph, is expected — projected to deliver $1.6 billion in 2020 of EBITDAX. This positions the company on a pro forma basin to be alongside some of our more respective peers. From a balance sheet perspective, we projected leverage ratio and year-end 2020 to be approximately 1x.

This places the combined entity, as shown in the lower bar graph, as best-in-class and approximately 50% below the median ratio of the peer group. And with our anticipated free cash flow, we believe we are well positioned to achieve this balance sheet goal. In terms of cash flow, again, we anticipate pro forma free cash flow of approximately $800 million in the second half of ‘19 through 2021. Given this, we are able to enhance our return of capital to our shareholders. In conjunction with this transaction, we also announced an increase in our share repurchase authorization, $525 million up from $200 million, greater than 15% of our implied market cap. We plan to utilize approximately, and again, this is approximately, 50% of the anticipated free cash flow to complete the remaining $400 million repurchase program. And as you can see, from the chart below, we are projecting to deliver approximately $275 million of free cash flow in 2020 and if you look at the chart on the right, we project to deliver superior free cash flow yields of approximately 11% in 2020, well above not only our direct peers but also 2 key important S&P measurements. Key takeaways here; tremendous free cash flow, extremely competitive free cash flow yield and a commitment to return value to our shareholders.

This next slide, extremely important in today’s world, cost structure. Pro forma, we are — we project peer-leading G&A and LOE per Boe, building upon the stand-alone PDC and SRC positive cost structures that have been achieved. Driven by significant, achievable synergies, we project we will deliver $300 million in net NPV as part of this transaction. As G&A synergy is derived through organizational and system optimization and the elimination of corporate redundancies. Achievable, given the scale and efficiencies of our overlapping Wattenberg operations.

For 2020, we project G&A savings of $40 million, leading to a G&A of $2 per Boe. Additionally, we anticipate a further reduction of $10 million in G&A costs in 2021. We have already established the leadership team including members from both companies that is developing our overall integration plan. We’re focused on designing a stronger organization, which will incorporate key leaders from both companies to ensure our successful implementation including 2 Board members from SRC. We look forward to working with the SRC team to achieve all of the above objectives.

Pro forma outlook for 2020, this includes investing between $1.2 billion and $1.4 billion next year. We plan on operating 3 rigs in the Wattenberg, 2 rigs in the Delaware. We’ll run 2 full-time Wattenberg completion crews and a crew, basically, for the bulk of the year in the Delaware. Overall, we will enter 2020 with over 200 DUCs in the Wattenberg and exit 2020 with approximately 125. So, we will be in a real, call it a DUC catchup mode. This will help us focus on ongoing improvements in our capital efficiency.  We anticipate 2020 production between 200,000 and 220,000 Boe per day and our long term development plan targets a production growth rate of anywhere between 5% and 10% as we focus on our top priority, which is free cash flow generation.

The graph on the right provides a breakout by year of our free cash flow outlook, and, again, that totals $800 million, assuming $55 oil and a $2.70 gas world. It’s really important to note that the company will retain an incredible amount of operational flexibility, ability to change our rig counts, completion crews, DUC management, and to deliver on some of the commitments that we’ve made today.

So, in summary, pro forma, incredible free cash flow and an expanded stock buyback program.  We expect modest production growth of 5% to 10% per year. Top tier cost structure, peer leading balance sheet, all while we focus on operational excellence, returns on drilling in two core positions in Colorado and West Texas.

So, I’ve spent a lot of time on the Wattenberg and the merger, which is appropriate, but let me touch now a little bit on the Delaware Basin. This remains a key asset for PDC as we go forward.  We expect to invest approximately a third of our 2020 capex in West Texas.  Expect, long term, probably a 70/30 mix between our Wattenberg and Delaware capital expenditures.  Like I said, probably at least for the next several years. 36,000 net acre position, our primary focus is in an area we call Block 4 in North Central.  Those are both called out in red circles on the map.  The second quarter for this basin is just over 31,000 Boe per day, strong LOE so far this year with less than $4 per Boe, which is tremendous for this basin.

A little more detail on the 2019 plan.  Drilling is going exceptionally well.  The most recent wells we brought online have some pretty tremendous production levels. We will have 20 to 25 turn-in-lines, approximately $350 million of capex this year. We are on target for that dollar spend.  A few months ago, we did announce our midstream divestiture, a fairly extensive process we went through over the last year. That was a very successful outcome for the company.  We are currently running two rigs, this is down from three earlier in the year, as part of our capital discipline.

Our focus going forward, now that our acreage is held by production, is exclusively on pad drilling.  We are making great progress on our drill times.  What we’ve seen is that throughout this year, I just got a report this morning, we are setting additional records.  I’ll give more details on this in a moment.

For 2020, anticipate a completion crew, as I noted earlier, for the bulk of the year of what we think is about 365 quality locations.  Next year, we will be centered primarily in the deep, hottest, severely over pressured section called Block 4 drilling pad drilling. This is fairly unique in its reservoir attributes and that it’s deep, over pressured and it’s anywhere from 50% to 75% oil cut. So higher oil cuts with lots of pressure which is what we like in today’s world.

Real important, let’s just take a moment to talk about some of the operational improvements that we’re making in the basin. As you can see on the graphs on the right, we’ve seen our average drilling costs and drill day times improved by approximately 33% in this past year and very important given that the completion costs were such a big portion of the AFE. We’ve seen similar levels of improvement on our completions per foot over the same period of time and this is through sand sourcing, stage length, more efficient pump efficiencies, more stages per day, and just overall more efficient completion operations. With all this rolled together we’re very confident this is all going to translate in ongoing improvements in our well costs as we go into next year and should know we are beginning to see, and I would call these modest, softening in the service cost environment, it’s just beginning to give feedback from that — from several of the service companies.

So just in closing, jumping back to the merger, feedback from investors has been incredibly positive, we really believe this is one as noted on the slide that checks all the boxes. This is an exciting time for PDC. The strategic combination, again, the right deal at the right time. Last, I’d like to — John sitting in the back, here would like to thank Lynn Peterson and the entire SRC team for their commitment to getting this deal done and they’re part of our future, which is going to be great. Together, I think we’re taking — I’ve told everybody we’re taking a great company in a great company and if you want to do a formula, it equals an even greater company. So that’s the story for PDC. More to come as we integrate these assets and I’ve made a commitment that we’re going to take through next year, focused on getting a couple of key systems up and running, to make us state-of-the-art with our dataflow and then focus on the integration of the 2 companies effectively as we go through 2020. And with that, I think we’re going to, Will, I think we’re planning on not doing questions here.